UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

  -------------------------------------------------------------------------
                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 3)
  -------------------------------------------------------------------------


                              Mirant Corporation
                      (Name of Subject Company (issuer))


                         Mirant Corporation, as issuer
(Name of Filing Person (identifying status as offeror, issuer or other person))

                          7.4% Senior Notes due 2004
                  2.5% Convertible Senior Debentures due 2021
                       (Titles of Classes of Securities)

                          842815-AC-6 (Senior Notes)
                  604675-AB-4 (Convertible Senior Debentures)
                  604675-AA-6 (Convertible Senior Debentures)
                   (CUSIP Numbers of Classes of Securities)

                            Douglas L. Miller, Esq.
                   Senior Vice President and General Counsel
                              Mirant Corporation
                          1155 Perimeter Center West
                                   Suite 100
                            Atlanta, Georgia 30338
                                 678-579-5000
                    (Name, address and telephone number of
                   person authorized to receive notices and
                    communications on behalf of the filing
                                    person)

                                   Copy to:
                            J. Gregory Milmoe, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           Calculation of Filing Fee


|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  ________________
               Form or Registration No.: _______________
               Date Filed:    __________________________
               Filing Party:  __________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


         This Amendment No. 3 amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on June 2, 2003, by Mirant Corporation, a Delaware corporation ("Mirant"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mirant filed an Amendment No. 1 to the Schedule TO on June 20, 2003 and an Amendment No. 2 to the Schedule TO on June 30, 2003. The Schedule TO relates to the offers by Mirant, (i) to exchange (the "Senior Notes Exchange Offer") $1,000 principal amount of Mirant's 8.25% Senior Secured Notes due 2008 (the "New Secured Notes"), $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of Mirant's currently outstanding 7.4% Senior Notes due 2004 (CUSIP No. 842815-AC-6) (the "Senior Notes"), and (ii) to exchange (the "Convertible Senior Debentures Exchange Offer," and together with the Senior Notes Exchange Offer, the "Exchange Offers") $1,000 principal amount of New Secured Notes, $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of Mirant's currently outstanding 2.5% Convertible Senior Debentures due 2021 (CUSIP Nos. 604675-AB-4 and 604675-AA-6) (the "Convertible Senior Debentures," and together with the Senior Notes, the "Exchange Offer Securities") pursuant to the terms and conditions of the Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated June 2, 2003, as amended on June 20, 2003, June 30, 2003 and July 9, 2003 (the "Offering Circular").

      All information in the (i) Offering Circular, (ii) Amendment No. 2 to Mirant's ScheduleTO filed on June 30, 2003 and (iii) Amendment No. 1 to Mirant's Schedule TO filed on June 20, 2003, are incorporated by reference into this Schedule TO. Additional items with respect to this Schedule TO are set forth below.

Item 4.  Terms of the Transaction.

     There are no changes to the consideration being offered to holders of Exchange Offer Securities in exchange for their Exchange Offer Securities. Supplement Number 1 to the Second Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated July 9, 2003, describes certain changes to the proposed new credit facilities of Mirant and Mirant Americas Generation, LLC, an indirect wholly-owned subsidiary of Mirant. In addition, under the automatic adjustment provisions of the Warrants as a result of changes to the Warrants being granted to Mirant Bank Lenders, the strike price for the Warrants being offered to holders of Exchange Offer Securities is also being reduced.

     The expiration date for the Exchange Offers is July 14, 2003.


Item 12. Exhibits.

         (a)(1)(A) Supplement Number 1 to Second Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization dated July 9, 2003.(1)

______________
(1) Filed herewith.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 9, 2003                    By:  /s/  J. William Holden III
                                           --------------------------------
                                           Name:  J. William Holden III
                                           Title: Senior Vice President and
                                                  Treasurer